UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Trxade Group, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

89846A108

(CUSIP Number)

R.S.N., LLC

Darshan Ram

Savitri Ram

744 Broadview Ave, Orillia ,Ontario Canada

705-259-1657

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 30, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

R.S.N., LLC
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 32-0603330
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 2,000,000 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 2,000,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	R.S.N., LLC, a Delaware limited liability company (RSN), directly owns 2,000,000 shares of Common Stock. Darshan Ram and Savitri Ram are husband and wife and joint owners of RSN, and as such, Darshan Ram and Savitri Ram indirectly share voting and dispositive power over the securities directly held by RSN. As a result, each of Darshan Ram and Savitri Ram may be deemed to have beneficial ownership of such securities.

Darshan Ram
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 2,000,000 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 2,000,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	R.S.N., LLC, a Delaware limited liability company (RSN), directly owns 2,000,000 shares of Common Stock. Darshan Ram and Savitri Ram are husband and wife and joint owners of RSN, and as such, Darshan Ram and Savitri Ram indirectly share voting and dispositive power over the securities directly held by RSN. As a result, each of Darshan Ram and Savitri Ram may be deemed to have beneficial ownership of such securities.

Savitri Ram
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 2,000,000 (1)
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 2,000,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	R.S.N., LLC, a Delaware limited liability company (RSN), directly owns 2,000,000 shares of Common Stock. Darshan Ram and Savitri Ram are husband and wife and joint owners of RSN, and as such, Darshan Ram and Savitri Ram indirectly share voting and dispositive power over the securities directly held by RSN. As a result, each of Darshan Ram and Savitri Ram may be deemed to have beneficial ownership of such securities.

Item 1.

(a)	Name of Issuer

Trxade Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices

3840 Land O’ Lakes Blvd, Land O’ Lakes, Florida 34639

Item 2.

(a)	Name of Person Filing

This Schedule 13G is filed jointly by R.S.N., LLC, Darshan Ram, and Savitri Ram. R.S.N., LLC, Darshan Ram, and Savitri Ram Vivo have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of the Principal Office or, if none, residence

R.S.N., LLC, 744 Broadview Ave, Orillia ,Ontario Canada

(c)	Citizenship

R.S.N., LLC is a Delaware corporation Darshan Ram and Savitri Ram are citizens of Canada

(d)	Title of Class of Securities

Common Stock, par value $0.00001 per share

(e)	CUSIP Number

89846A108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

R.S.N., LLC, a Delaware limited liability company (RSN), directly owns 2,000,000 shares of Common Stock. Darshan Ram and Savitri Ram are husband and wife and joint owners of RSN, and as such, Darshan Ram and Savitri Ram indirectly share voting and dispositive power over the securities directly held by RSN. As a result, each of Darshan Ram and Savitri Ram may be deemed to have beneficial ownership of such securities.

(b)	Percent of class: 5.6% of the Common Stock

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote .

(ii)	Shared power to vote or to direct the vote .
2,000,000 See Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of .

(iv)	Shared power to dispose or to direct the disposition of .
2,000,000 shares. See Item 4(a) above

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ] .

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

See Item 4(a) above

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

R.S.N., LLC

By:	/s/ Darshan Ram
Name:	Darshan Ram
Title:	Manager
Date:	August 1, 2019

Darshan Ram

By:	/s/ Darshan Ram
Name:	Darshan Ram
Date:	August 1, 2019

Savitri Ram

By:	/s/ Savitri Ram
Name:	Savitri Ram
Date:	August 1, 2019